JPMorgan Value Opportunities Fund, Inc.

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to Items 72DD1 and 72DD2, 73A1 and 73A2, 74U1 and 74U2,
and 74V1 and 74V2, complete answers are as follows:

Item 72DD1 and 72DD2
Total income dividends for which record date passed during the period

Share Class	Total Income Dividends (000's omitted)
Class A	$1,087
Class B	$95
Class C	$78
Class I	$13,559

Item 73A1 and 73A2
Distributions per share for which record date passed during the period

Share Class	Dividends from Net Investment Income
Class A	$0.2504
Class B	$0.1681
Class C	$0.1631
Class I	$0.3303

Item 74U1 and 74U2
Number of shares outstanding

Share Class	Shares Outstanding (000's omitted)
Class A	4,412
Class B	579
Class C	488
Class I	42,081

Item 74V1 and 74V2
Net asset value per share (to nearest cent)

Share Class	Net Asset Value Per Share
Class A	$19.82
Class B	$19.52
Class C	$19.54
Class I	$19.82